Exhibit 99.1

Xinyuan Real Estate Announces Early Payment of RMB1 Billion of Bond Due December 28, 2020

BEIJING, Dec. 11, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager, today announced that it has fully redeemed the remaining principal of RMB 999,986,000 and interest accrued from December 28, 2019 to December 8, 2020 on its corporate bond (ISIN code: 136126) (“the bond”) before it matures on December 28, 2020.

Mr. Yong Zhang, Chairman of Xinyuan, stated: “In the case of increasingly tight market for debt at the end of the year, the early payment of RMB1 billion reflected Xinyuan’s solid cash position and liquidity, as well as our strong capability to set up a debt management plan. We want to assure bondholders and investors that Xinyuan is operating in a good condition and all financial obligations will be met on time and in full.”

Xinyuan originally issued the Bond on December 28, 2015, with interest of 7.50% from December 28 to December 27, 2018, and interest of 8.20% from December 28, 2018 to December 27, 2020.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about intended securities repurchases, among others, and can generally be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets； fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2019. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

The Blueshirt Group

Ms. Susie Wang

Mobile: +86 (138) 1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: Julia@blueshirtgroup.com